December 5, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (408) 349-7721

Blake Jorgensen
Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, California 94089

>   **Re: Yahoo!**
>   **Definitive 14A**
>   **Filed April 30, 2007**
>   **File No. 0-28018**

Dear Mr. Jorgensen:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter[s] or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3729.

Sincerely,

Craig Slivka
Attorney Advisor